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Exhibit 21

List of Subsidiaries of Rockwell Collins, Inc.

Name	State/Country of Incorporation
Airshow, Inc.	Delaware
Intertrade Limited	Iowa
K-Systems, Inc.	California
Kaiser Aerospace & Electronics Corporation (d/b/a Kaiser Electroprecision)	Nevada
Kaiser Electro-Optics, Inc.	California
Kaiser Optical Systems, Inc.	Michigan
Rockwell Collins Aerospace & Electronics, Inc. (d/b/a Flight Dynamics and Kaiser Electronics)	Delaware
Rockwell-Collins France S.A.S.	France
Rockwell-Collins (U.K.) Limited	United Kingdom

Listed above are certain consolidated subsidiaries included in the consolidated financial statements of the Company. Unlisted subsidiaries, considered in the aggregate, do not constitute a significant subsidiary.

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  Exhibit 21